Mail Stop 4561

      December 6, 2005


Sanjun Park
Chief Executive Officer
WiderThan Co., Ltd.
17F, K1 Building, 463 3-GA, Chungjeong-RO, Seodaemun-GU
Seoul 120-709, Korea

Re:	WiderThan Co., Ltd.
      Amendments No. 1 and 2 to Form F-1
      Filed December 1, 2005 and December 2, 2005
      File No. 333-129806

Dear Mr. Park:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
1. After reading your most recent response letter, we do not believe that the transactions costs related to the formation of Melody Share should be included in share-based compensation on the statements of operations. Please revise your filing to classify these costs within general and administrative expenses.



Exhibit 5.1
2. We refer you to opinion paragraph (c). Please strike the following language from the opinion, "insofar as such statements purport to summarize Korean tax laws relating to the ADSs (as defined in the Registration Statement) and the Shares."

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron, Accountant, at (202) 551-3439 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3694 with any other questions.

      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Jin Hyuk Park, Esq. (via facsimile)





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Sanjun Park
WiderThan Co., Ltd.
December 6, 2005
Page 1